Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company
Field Trip Health Ltd. (the "Company") 30 Duncan Street, Suite 401 Toronto, Ontario M5V 2C3
Item 2.	Date of Material Change
July 21, 2022
Item 3.	News Release
A news release dated June 21, 2022 was disseminated via GlobeNewswire. Copy of the news release have been filed on SEDAR and is available at www.sedar.com.
Item 4.	Summary of Material Change
The Company’s common shares will be consolidated on a 5:1 basis as part of the closing of the previously announced plan of arrangement transaction.
Item 5.	Full Description of Material Change
The Company previously announced its intention to consolidate its common shares on a ratio of between 1 and 5 to 1 as the final step in a series of transactions related to the spinout of the clinics business to Field Trip Health & Wellness Ltd., as more fully described in the Company’s management information circular dated May 20, 2022 (“Circular”). On June 27, 2022, the Company further announced that its shareholders had approved the Arrangement Resolution (as defined in the Circular), including the aforementioned consolidation. On July 21, 2022, the company announced that its board of directors had set the conversion ratio to be 1 post-consolidation Reunion Share (as defined in the Circular) for each 5 pre-consolidation Reunion Shares.
Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7.	Omitted Information
Not applicable.
Item 8.	Executive Officer
For further information, please contact: Paula Amy Hewitt Vice President, General Counsel and Corporate Secretary Telephone: (416) 617-6277
Item 9.	Date of Report
July 21, 2022